Mail Stop 6010


							July 1, 2005



VIA U.S. MAIL AND FAX (315) 434-2503

Mr. Peter G. Maier
Vice President and Chief Financial Officer
Inficon Holding AG
Two Technology Place
East Syracuse, New York 13057

	Re:	Inficon Holding AG
		Form 20-F for the year ended December 31, 2004


Dear Mr. Maier:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 20-F for the year ended December 31, 2004

Consolidated Financial Statements, page F-1

Note 6. Other Income, page F-15

1. We see in April 2004 you became aware you owned 22,793 shares of
Prudential Financial, Inc. (Prudential) stock resulting from Prudential`s conversion from a mutual company to a public stock company in the fourth quarter of 2001. We also note that you recorded the value of the Prudential stock and related income in the current period, which is the period in which you became aware of the shares. Please tell us why you believe this accounting treatment is proper and why you do not believe a restatement of previously filed financial statements is appropriate. Provide us with a SAB 99 analysis of the impact on your financial statements of not restating your financial statements to account for the transactions in the periods they occurred and of retroactively accounting for this transaction. We may have further comments after reviewing your response.

Item 15. Controls and Procedures

2. Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report.
Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release
No. 33-8238, available on our website at www.sec.gov/rules/final/33-
8238.htm.

3. In addition, please revise your filing to also disclose whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.











Exhibit 31. Certifications of Chief Executive Officer and Chief
Financial Officer

4. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to your Form 20-F that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela
Crane,
Accounting Branch Chief , at (202) 551-3554.


								Sincerely,


								Jay Webb
								Reviewing Accountant


Mr. Peter G. Maier
Inficon Holding AG
July 1, 2005
Page 4